Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People’s Republic of China
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July 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Susan Block, Esq.
Tonya Bryan, Esq.

Clair Erlanger
Jean Yu

Re:	Anhui Taiyang Poultry Co., Inc.
Registration Statement on Form S-1
File No. 333-173700
Registration Statement filed April 25, 2011

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated May 20, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Anhui Taiyang Poultry Co., Inc. (the “Company”). The answers set forth herein refer to each of the Staffs’ comments by number.

We are filing herewith Amendment No. 1 to the Company’s Registration Statement.

General

1.	Please revise to provide disclosure required by Item 407(a) of Regulation S-K.

Response

We have revised our disclosure to provide the information regarding director independence as required by Item 407(a) of Regulation S-K.

2.
We note your disclosure at page 11 under “We conduct our business,” that you have been advised by PRC counsel. Please provide us with a legal opinion from Chinese counsel which states that the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies.

Securities and Exchange Commission
July 18, 2011

Response

Attached hereto as Attachment A is an opinion from Chinese counsel stating that our current corporate structure is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies.

Registration Statement Cover Page

3.	In regards to footnote 2 to the registration fee table, it does not appear to us that Rule 457(c) is applicable. Please revise or advise.

Response

The shares of common stock that are issued and outstanding and being registered for resale may be sold from time to time at then current market prices.  As a result, we believe that Rule 457(c) is applicable.

Prospectus Cover Page

4.	Please revise the prospectus cover page to reference the correct page number on which the risk factors section begins.

Response

We have revised the disclosure to provide a corrected page number reference to where the risk factor section begins.

The Offering, page 3

Reverse Merger Transaction, page 4

5.
We note your disclosure that you are including 314,347 piggyback registration rights granted to your existing stockholders in this prospectus. However, there are no other references to piggyback registration rights anywhere else in the registration statement. Please advise.

Response

In connection with our response to comment 30 herein, we have revised our disclosure in the Selling Stockholder section of the prospectus, which also discloses the piggyback registration rights.  In addition, the share exchange agreement, pursuant to which the piggyback registration rights were granted, is filed as an exhibit to the registration statement.

November 2010 Private Placement, page 4

6.
We note your disclosure that in the event you are unable to register for resale under Rule 415 all of the Old Registrable Securities in the registration statement due to limits imposed by the SEC’s application of Rule 415, that you will file a registration statement covering the resale of a lesser amount. Please advise us if you are registering the Old Registrable Securities on this registration statement and why you feel you are limited by Rule 415. We may have further comment when we review your response. Similarly, revised as to the March 2011 Private Placement discussion.

Securities and Exchange Commission
July 18, 2011

Response

The registration statement is registering the Old Registrable Securities and the New Registrable Securities.    As stated in the registration statement, in the event that the SEC’s application of Rule 415 prohibits us from registering all of the Old Registrable Securities and the New Registrable Securities, we would file additional registration statements to register whatever Old Registrable Securities and New Registrable Securities were prohibited from inclusion by the SEC’s application of Rule 415.

We have been advised that in certain circumstances, the SEC may believe that the registration of significant number of shares of common stock compared to the total shares issued and outstanding might be deemed an indirect primary offering for the company rather than a secondary offering. We believe that this registration statement is a secondary offering as permitted by, and in accordance with, Rule 415.

Risk Factors, page 7

7.
We note your disclosure in the Employee Welfare Benefits section on page 31 regarding staff welfare benefits and your required contributions to fund the benefits. Please add a risk factor to describe the risks associated with the government’s right to change rates for the benefits or advise.

Response

We have revised our risk factors section to provide a risk factor relating to our payment of certain government-mandated benefits and the risks resulting therefrom, including the government’s ability to retroactively change rates.

8.	We note your disclosure about tax risks in China described on page F-39. Please consider adding a risk factor to describe these risks and uncertainties or advise.

Response

We have revised our risk factors section to provide a risk factor relating to the uncertainty of tax risks in China.

We have made inter-enterprise loans, page 10

9.
Please revise this risk factor to estimate the amount of a potential fine and clarify whether you have paid this fine or are likely to pay the fine in the near future or advise. If applicable, please also describe any other adverse consequences to you that resulted or may result from the inter-enterprise loans.

Securities and Exchange Commission
July 18, 2011

Response

We have revised this risk factor to estimate the amount of a potential fine and indicate that the probability of a fine being imposed is low. There are no other adverse consequences that may result from the inter-enterprise loans.

We do not presently maintain product liability insurance, page 11

10.
Please revise to clarify whether you plan to expand into international markets and the United States in the near future. If so, please add balancing disclosure discussing time frames and any needed financing.

Response

We have revised our disclosure to indicate that we currently do not have any plans to expand operations into the United States or other international markets.

Governmental control of currency conversion, page 16

11.	Please revise to explain what “SAFE” means.

Response

We have revised our disclosure to disclose that SAFE stands for the State Administration of Foreign Exchange.

We may have difficulty establishing adequate management, page 16

12.
We note your disclosure here that you “may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC.” According to your disclosure in Employees section on page 43 it appears that Taiyang already has a significant number of employees in China. Please revise this risk factor to clarify what new employees you anticipate hiring in the near future and the risks associated with the search and hiring of these new employees or advise.

Response

We do not have any plans to hire a significant amount of employees or any significant employees in the near future.  As with any company with a significant number of employees, turnover of employees is common, which would account for the hiring of qualified employees.  We have revised our risk factor accordingly.

Our officers, directors and principal shareholders own a controlling interest, page 17

13.
Please advise us why your officers, directors and principal shareholders will have the ability to control substantially all matters submitted to stockholders for approval if they own lessthan the majority of your shares. In addition, please revise the risk factor to specify the percentage of ownership by your officers, directors and principal shareholders after the offering.

Securities and Exchange Commission
July 18, 2011

Response

After the offering, assuming that all the shares are sold (which means the warrants are exercised), our officers and directors along with our principal shareholder will control approximately 42.2% of the common stock.  While that is less than a majority, it is such a large controlling interest, together with the lack of any other significant shareholders, that many matters submitted to the shareholders for approval only require the approval of a majority of votes cast and other actions that require majority of all shares issued and outstanding likely cannot be achieved without the consent of these control shareholders.

We have revised the risk factor to disclose the percentage of ownership after the offering rather than currently held by our officers, directors and principal shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

14.
We note your disclosure relating to the default on repayment of aloan on page F-31. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to describe the default and any consequences to you. If there is a risk that another default may occur, please add a risk factor or advise.

Response

We have revised our disclosure to describe the previously issued convertible debentures and the default therein.  As the debentures are no longer outstanding as of November 10, 2010, there is no risk of another default.

For the Years Ended December 31, 2010 and 2009, page 23

15.
We note your disclosure on page 25 that from time to time the Company receives subsidies from the PRC government and during the years ended December 31, 2010 and 2009, Taiyang recognized subsidy income of $954,986 and $339,981, respectively. In light of the fact that it does not appear that any of the 2010 subsidy related to capital projects or expenditures, please tell us and revise your disclosure to indicate the nature of the subsidies and the reasons for which they were received.

Response

We have revised our disclosure to indicate the nature of the subsidies and the reasons for which they were received.

16.
We note your disclosure regarding significant sales of feed products through one distributor. Please name the distributor here and in the business section. In addition, please refer to your disclosure in a table on page F-36 and provide the same disclosure for each customer who accounted for ten percent or more of your consolidated revenues. Refer to Item 101(c)(vii) of Regulation S-K.

Securities and Exchange Commission
July 18, 2011

Response

We have revised our disclosure in the Business and MD&A sections to name each customer who accounted for more than 10% of our consolidated revenue in accordance with Item 101(c)(vii).

Liquidity and Capital Resources, page 26

17.
Your disclosure in this section about the number of shares sold in November of 2010 does not appear to match the description in the Recent Sales of Unregistered Securities section on page II-2. Please revise for consistency or advise.

Response

We believe that the disclosures are consistent.  In the Liquidity and Capital Resources section, we disclose that on November 10, 2010, we sold $4,450,072 Units at $8.00 per Unit and exchanged $549,984 in previously issued debentures for additional Units at $6.00 per Unit.  We further disclose that on November 16, 2010, we sold an additional $657,400 of Units.  Combined with the Units sold on November 10, that is $5,107,472 of Units sold at $8.00 per Unit and $549,984 in Units at $6.00 per Unit issued in exchange for previously issued debentures.  That disclosure is consistent with the disclosure in the Recent Sales of Unregistered Securities section in Part II.  In addition, the number of placement agent warrants issued is consistent between the two sections.  The only difference is that in the liquidity and capital resources section, we disclose the total number of shares of common stock and warrants underlying the Units that were issued, but even then, the math is consistent between the disclosures in the two sections.

18.	We note your reference to the “Annual Report on Form 10-K” in the third full paragraph on page 26. Please delete this reference or advise.

Response

We have revised the disclosure to change Annual Report on Form 10-K to prospectus.

Business, page 33

19.	Please provide a chart with recent exchange rates for Chinese RMB to US dollars.

Response

We have revised our disclosure in the Management’s Discussion and Analysis section to include a chart with recent exchange rates between the Chinese RMB and the United Stated dollar.

Competition, page 37

20.	Please revise this section to clarify whether your competitors are private or governmentally-owned companies.

Securities and Exchange Commission
July 18, 2011

Response

We have revised our disclosure to indicate whether our competitors are private or governmentally-owned companies.

Compliance with Circular 106, page 38

21.	Please clarify whether you are in compliance with regulations discussed here or add risk factor disclosure, if appropriate.

Response

We revised our disclosure to state that we believe we are in compliance with Circular 106 as of the date of the prospectus.

Enterprise Income Tax, page 39

22.	We note the disclosure of a consulting agreement between Ningguo and Dynamic Ally, similar to one between Taiyang and Ningguo. Please file that agreement as an exhibit or advise.

Response

We have filed the consulting agreement between Ningguo and Dynamic Ally as an exhibit, along with the termination of the consulting agreements between Ningguo and Dynamic Ally and Taiyang and Ningguo.

Description of Properties, page 43

23.
You refer to “duck farms 5, 6, 7 and 8” on page 27; however, there is no reference or description of a number of your duck farms in the Description of Property section. Please revise this section to include a brief description of a number of duck farms and their ownership status or advise.

Response

We have revised our disclosure to include the table of all our properties, which was inadvertently left out of the initial filing.

Involvement in Certain Legal Proceedings, page 45

24.	Please revise your disclosure here to include this information about your directors and executive officers for the last ten years. Refer to Items 401(f) of Regulation S-K.

Response

We have revised our disclosure to include the information about our directors and executive officers for the last ten years in accordance with Items 401(f) of Regulation S-K.

Securities and Exchange Commission
July 18, 2011

Executive Compensation, page 47

25.	Please expand the Summary Compensation Table to include the information for each of your named executive officers, as requested in Item 402(m) of Regulation S-K.

Response

Pursuant to Item 402(m) of Regulation S-K, we are only required to provide disclosure of compensation paid to named executive officers that include (i) anyone who served as our principal executive officer, (ii) the two most highly compensated executive officers other than the principal executive officer, and (iii) up to two additional individuals that would have been required to be reported had they served as executive officers at the end of the last completed fiscal year, provided, however, that no disclosure need be provided for any executive officer, other than the principal executive officer, who total compensation is less than $100,000.

As we did not have anyone that earned $100,000 or more in compensation during the fiscal years ended December 31, 2010 or 2009, the disclosure of only the total compensation paid to our principal executive officer is in compliance with Item 402(m) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 50

26.
We note your disclosure in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table relating to Mr. Qiyou’s future ownership in Firm Success International based on the terms of the Option Agreement. Please revise your Business section to describe how and at what time your beneficial ownership will change as a result of the Option Agreement.

Response

We have revised our disclosure in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table relating to the option agreement pursuant to which Wu Qiyou has the option to acquire ownership of Firm Success.  As it is an option agreement, which only gives Wu Qiyou the right to acquire the shares of Firm Success, and the entire option does not vest until April 2013, we believe it would be misleading to revise our business section to describe the possible change in beneficial ownership.

Description of Securities, page 51

27.
Please delete the legal conclusion that the outstanding shares of your common stock are “validly issued, fully paid and non-assessable” or attribute the statement to counsel. In addition, revise your Share Capital description disclosure on page F-32.

Response

We have revised our disclosure to remove the conclusion that the outstanding shares of our common stock are “validly issued, fully paid and non-assessable.”

Securities and Exchange Commission
July 18, 2011

Plan of Distribution, page 52

28.	Please update your description of Rule 144 on page 53. We note that section (k)is no longer included in Rule 144.

Response

We have revised our disclosure in the Plan of Distribution section regarding Rule 144 and removed the inadvertent reference to Rule 144(k).

Selling Stockholders, page 54

29.	Please note that certain family members are deemed to own beneficially the shares held by other family members. Please ensure that your selling stockholders table is accurate in this regard.

Response

We are aware that certain family members are deemed to beneficially own shares held by other family members.  Although we believe the selling stockholders table is accurate in this regard, we are checking with certain selling stockholders to confirm that no selling stockholder could be deemed to beneficially own shares held by another shareholder and will revise the table accordingly, if necessary.

30.	Please briefly provide disclosure regarding the transactions from which the selling shareholders received their shares or advise.

Response

We have revised our disclosure to provide a brief overview of the transactions from which the selling shareholders received their shares.

Statements of Cash Flows, page F-4

31.
Reference is made to the line item Interest expense allocated to debt presented as a reconciling item not affecting cash within operating activities. Please tell us and revise your notes to describe the nature and terms of the debt arrangement from which this amount is derived. If the amounts are related to the amortization of debt discounts, please clarify your line item caption accordingly.

Response

This line item was comprised of the following items:

	2010	2009
Initial recognition of discount on interest free debt with stated maturity date	$(42,061)	$—
Amortization of debt discount	108,786	9,291
Imputed interest expense	107,860	5,142

	$174,585	$14,433

Securities and Exchange Commission
July 18, 2011

Pursuant to our response to comment 44, we have reallocated the “Initial recognition of discount on interest free debt with stated maturity date” from the statement of operations to additional paid in capital, pursuant to the guidance in ASC 835-30-45.  We have also updated the statement of cash flows to reflect “Amortization of debt discount” and “Imputed interest expense” as separate captions.

32.
We note that under the financing activities section of the statement of cash flows, you have disclosed a capital investment of $4,385,388 during the year ended December 31, 2009. Please explain to us the nature of this capital investment and tell us why the amount does not appear to be reflected in the statement of stockholders’ equity as a capital contribution.

Response

During September 2009, cash contributions were made to Anhui Taiyang Poultry Co., Inc.’s registered capital as follows: Wu Qiyou contributed $4,209,972 (RMB 28,800,000), Wu Qida contributed $87,708 (RMB 600,000), and Chen Beihuang contributed $87,708 (RMB 600,000).

With the correction of the accounting for the reverse acquisition as outlined in our response to Comment #33, havecorrected the statement of stockholders’ equity to appropriately reflect the capital contribution.

Statement of Shareholders’ Equity, page F-6

33.
We note the line item on the statement of stockholders’ equity that accounts for the reverse acquisition of Dynamic Ally Limited. Please explain to us how the amounts recorded as common stock and additional paid-in capital for the reverse merger transaction were determined. As part of your response and revised disclosure, please provide the share exchange ratio used in the transaction and indicate the shares issued by the Company (legal acquirer) in exchange the shares of Dynamic Ally Limited (accounting acquirer). Please note that with respect to the reverse merger, we believe that it should be presented as a recapitalization transaction at the historical cost basis of the net assets acquired. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however, the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. In this regard, we believe you should revise your presentation in the Company’s financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. We may have further comment upon receipt of your response.

Securities and Exchange Commission
July 18, 2011

Response

We have revised the stockholders’ equity section on the balance sheet, the statement of operations, and the statement of stockholders’ equity to comply with the requirements of ASC 805-40-45 with respect to accounting for the reverse acquisition.

The net impact to the statement of operations from the intended revision is to reduce revenue by $3,750 and reduce general and administrative expense by $53,531, which represent the operations of the Parkview Group, Inc. (the public entity) prior to the completion of the Reverse Merger on November 10, 2010.  Under our previous accounting, we incorrectly reflected these operations in our consolidated financial results.

34.
We note that during the year ended December 31, 2010 you recorded stock based compensation expense charged to additional paid in capital of subsidiary as an increase to unappropriated retained earnings on the statement of shareholders’ equity. Please explain to us why this amount was recorded as an increase to retained earnings rather than as APIC. Similarly, please explain to us why imputed interest expense charged to additional paid in capital was also recorded as an increase to unappropriated retained earnings rather than APIC.

Response

We have revised the stockholders’ equity section on the balance sheet, as well as the statement of stockholders’ equity to comply with the requirements of ASC 805-40-45 with respect to accounting for the reverse acquisition.  The stock based compensation and imputed interest expense are appropriately reflected in additional paid-in capital in the revised statement of stockholders’ equity.

Notes to the Financial Statements, page F-7

Note 1.  Nature of Business Operations, page F-7

35.
We note from your disclosure that as a result of the contractual arrangements between Ningguo and Taiyang, which obligates Ningguo to absorb a majority of the risk of loss from Taiyang’s activities and enables Ningguo to receive a majority of its expected residual returns, Taiyang is a VIE, because the owners of Taiyang do not have the characteristics of a controlling financial interest and the Company should be considered the primary beneficiary of Taiyang. Accordingly, the Company consolidates Taiyang’s results, assets and liabilities in the accompanying consolidated financial statements. In light of the disclosure earlier in Note 1 that the contractual agreements were entered into with Taiyang on May 26, 2010, please tell us, and revise your disclosure to explain why you have included the assets and liabilities and results of operations of Taiyang prior to the time at which you became the primary beneficiary of the VIE (May 26, 2010). Please refer to the guidance in ASC 810-10-30.

Securities and Exchange Commission
July 18, 2011

Response

Anhui Taiyang Poultry Company Ltd. (“Taiyang”) is a limited liability company that was organized in the PRC in June 1996.  Since 2007, 96% of the equity of Taiyang has been owned by Wu Qiyou, who has also acted as the principal executive officer of Taiyang since its inception.

NingguoTaiyang Incubation Plant Co., Ltd. (“Ningguo”) is a wholly foreign owned enterprise that was formed by, and is wholly owned by, Dynamic Ally Ltd. (“Dynamic Ally”).  Ningguo was established on May 5, 2010.  Wu Qiyou is the legal representative and director of Ningguo.  The contractual arrangements between Taiyang and Ningguo were completed on May 26, 2010, and were executed on behalf of each entity solely by Wu Qiyou.

Dynamic Ally is a holding company incorporated in the British Virgin Islands in March 2010.  From its inception in March 2010 until the completion of the share exchange whereby Dynamic Ally and the Company merged on November 10, 2010 (the “Reverse Merger Transaction”), 100% of the equity of Dynamic Ally was owned by PhongSae-Ia.  Immediately prior to the completion of the Reverse Merger Transaction, PhongSae-Ia transferred ownership of 74.31% of Dynamic Ally to Firm Success International, Ltd. (“Firm Success”) a British Virgin Islands Company, which was converted into 4,886,990 shares of common stock of the Company at closing of the Reverse Merger Transaction.  PhongSae-Ia is the owner of 100% of the capital stock of Firm Success.  PhongSae-Ia’s ownership in Firm Success is subject to an option agreement, pursuant to which 100% of PhongSae-Ia’s ownership in Firm Success is expected to be transferred to the current shareholders of Taiyang (of which Wu Qiyou owns 96% and Chen Beihuang owns 2%) within three years from the date of the option agreement for a nominal price.  If the option agreement is exercised in full, Wu Qiyou would control 44.94% and Chen Beihuang would control 0.94%.

The transaction was planned and structured in the above manner in order to comply with PRC laws that prohibit ownership of certain Chinese enterprises by non-Chinese individuals, while eventually transferring proportional ownership of the Company to the original equity holders of Taiyang.  The business of the Company on a consolidated basis is intended to be the business of Taiyang.

Based on the fact that Wu Qiyou has operational control over both Ningguo and Taiyang, we concluded that these entities were under common control from the date of inception of Ningguo on May 5, 2010.  Since Dynamic Ally is a holding company with all of its operations carried out by Ningguo, and because Dynamic Ally was formed with the intention of transferring Wu Qiyou’s ownership of Taiyang to proportional ownership in the Company as described above, Dynamic Ally was also deemed to be under the control of Wu Qiyou from its inception in March 2010.

Accordingly, the transactions between Ningguo and Dynamic Ally were treated as Transactions Between Entities Under Common Control under the guidance of ASC Topic 805-50-45.  Pursuant to ASC Topic 805-50-45: (i) the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period, and (ii) financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.  Accordingly, the interim financial statements of Dynamic Ally for the nine months ended September 30, 2010 and 2009 (included as Exhibit 99.1 to a Form 8-K filed by the Company on January 18, 2011) reflected the combined results of Dynamic Ally, Ningguo, and Taiyang for all periods presented.

Securities and Exchange Commission
July 18, 2011

Upon completion of the Reverse Merger Transaction, we applied reverse merger accounting pursuant to ASC Topic 805-40-45.  Financial statements subsequent to the Reverse Merger Transaction were issued under the name of the legal parent (the Company) but described in the notes as a continuation of the financial statements of the legal subsidiary (Dynamic Ally).

We have added add the following disclosure to note 2(a) “Basis of Presentation”:

“Immediately prior to the Reverse Merger Transaction, Taiyang, Ningguo, and Dynamic Ally were deemed to be under common control.  Accordingly, the combination of these entities has been accounted for as a reorganization of entities under common control, whereby the acquirer recognized the assets and liabilities of each subsidiary transferred at their carrying amounts, similar to the pooling of interest method with carry over basis.  The reorganization of entities under common control was retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the transaction occurred.

The acquisition of Dynamic Ally by the Company was accounted for as a reverse merger, whereby Dynamic Ally is the continuing entity for financial reporting purposes and is deemed, for accounting purposes, to be the acquirer of the Company.  In accordance with the applicable accounting guidance for accounting for the business combination as a reverse merger, Dynamic Ally is deemed to have undergone a recapitalization, whereby Dynamic Ally is deemed to have issued equity to the Company’s common stock holders.  Accordingly, although the Company, as Dynamic Ally’s legal parent company, was deemed to have legally acquired Dynamic Ally, in accordance with the applicable accounting guidance for accounting for the transaction as a reverse merger and recapitalization, Dynamic Ally is the surviving entity for accounting purposes and its assets and liabilities are recorded at their historical carrying amounts with no goodwill or other intangible assets recorded as a result of the accounting merger with the Company.”

36.
We note that in connection with the satisfaction of the notes on November 10, 2010 you disclose that the Company also issued 650,000 additional shares of common stock to the holders as prescribed by the debentures. Please clarify for us and revise your notes to indicate when the shares were issued and how they have been accounted for within the financial statements. Also, with respect to your disclosure that you exchanged $549,984 in previously issued debentures that were converted into Units at a price of $6.00 per Unit, for a total of 366,656 shares of common stock and 91,664 warrants, please describe for us the original conversion terms of the debentures and if such debentures were converted using terms other than those originally stipulated, please explain to us how you accounted for the modification in conversion terms.

Securities and Exchange Commission
July 18, 2011

Response

The Company acknowledges the Staff’s comments and we have revised the disclosure in Note 14(c) to read as follows:

“On March 1, 2010, the Company issued unsecured debentures in the aggregate principal amount of $650,000 to 11 investors.  The Company received net proceeds of $555,000, which were designated to pay legal, accounting, and other costs associated with the Reverse Merger Transaction and the Financing.  The debentures bore interest at a rate of 15% per annum, and matured on the earlier of September 30, 2010 or the completion of a financing of at least $10,000,000 by the Company.  The debentures are not convertible at inception because the conversion price is based upon the offering price of subsequent financings.  Once the subsequent financing occurs and the conversion price is known, the debenture is convertible into a fixed number of shares. The Company evaluated the conversion option embedded in the convertible debentures under the guidance of ASC 815, Derivatives and Hedging.  The debentures met the definition of conventional convertible for purposes of applying the exemption.  The definition of conventional contemplates a limitation on the number of shares issuable under the arrangement.  In this case, there is a limitation on the number of shares issuable due to a fixed conversion price.  Therefore, the debentures are conventional convertible and the conversion option does not require bifurcation and liability classification.

In connection with the Financing, the Company committed to issue an aggregate of 650,000 shares of the Company’s common stock, which was granted on a basis of one (1) share for one dollar ($1.00) of Debentures, upon completion of a public offering.  Due to the governing laws of the Peoples Republic of China, foreign ownership in the operating company is not allowed.  Accordingly, this commitment could not be fulfilled until the Company affected a transaction where the issuance of shares could be accomplished.  As a result, no value was attributed to this commitment at inception. This commitment was reassessed at each reporting date until such time that it was more likely than not that a reverse merger transaction would occur and the fair value of the commitment could be measured.

At inception, the Company recorded the debentures at a value of $555,000, being the face value of $650,000, less commissions paid of $95,000.  The commissions were amortized over the life of the debentures to general and administrative expense. The Company recorded an expense to amortize the commissions in the amount of $95,000 in the year ended December 31, 2010.

Prior to closing of the Reverse Merger Transaction, the Company assessed the fair value of the commitment to issue 650,000 shares of the newly formed public entity and recorded a charge to interest expense in the amount of $165,431 in the fourth quarter of 2010.

The debentures matured unpaid on September 30, 2010.  Because of the default on repayment of the loan, the debentures plus accrued interest became immediately due and payable in cash on September 30, 2010, and the interest rate from September 30, 2010 until repayment increased from 15% to 20% per annum, calculated on a daily basis.  On November 10, 2010, in connection with the closing of the Reverse Merger Transaction and the Financing, the notes were satisfied in full as follows: (i) principal in the amount of $549,984 was converted at the option of certain of the holders into 366,656 shares of common stock of Parkview and was recorded at the value of the shares on the conversion date, (ii) principal in the amount of $100,016 was repaid in cash, and (iii) interest of $72,493 was paid in cash.”

Securities and Exchange Commission
July 18, 2011

We have recorded the additional $165,431 as a charge to interest expense in 2010, with an offsetting entry to additional paid-in capital, in the restated financial statements included herein.  The value of the shares was calculated using a Capitalization of Earnings methodology, which falls under the “income approach” methodology of valuing assets and liabilities, calculated with the assistance of an independent valuation expert.

With respect to the exchange of $549,984 in previously issued debentures that were converted to Units at a price of $6.00 per Unit, for a total of 366,656 shares of common stock and 91,664 warrants, these debentures were converted at the original conversion price, which was at a price equal to a 25% discount to the price of any new financing, at the sole option of the holder.  There were no modifications to the conversion terms at any point.

Note 2. Significant Accounting Policies, page F-9

(i) Construction in Progress, page F-12

37.
We note your disclosure that at each balance sheet date, the Company makes anestimate with respect to the percentage of completion of each project. In light of your disclosure that construction in progress is stated at cost, please explain to us why it is necessary to estimate the percentage of completion of the projects at the end of each period. As part of your response, please tell us the nature of any amounts that are estimated by the Company as of the end of each period. Also, if certain project costs are funded by others please indicate so in your response and revise your disclosure to disclose how such amounts are accounted for within your financial statements, including any related accrual amounts.

Response

The Company states construction in progress at cost.  Construction projects are generally undertaken pursuant to overriding contracts with a construction company.  The contract states the total price for the project.  Progress billings are made during the term of the contract, but these payments do not necessarily correspond to the portion of the project completed as of the billing date.  In order to reflect the balance of construction in progress actually completed at each balance sheet, date, the Company’s Construction Manager makes an estimate of the percentage completion of each project in progress, based on his knowledge of the projects and his past experience with construction projects.  The Company then makes an accrual for any unbilled construction estimated to have been completed but not billed.  In this manner, the carrying value of construction in progress is stated at cost, fully reflective of the construction work that has been performed through the balance sheet date, regardless of whether such amounts have been billed.

Securities and Exchange Commission
July 18, 2011

(r) Earnings Per Share, page F-14

38.
We note your disclosure that the number of weighted average common shares outstanding has been retroactively restated to give effect to the shares issued in the Reverse Merger Transaction. Please provide us details of how the 7,068,823 weighted average number of common shares outstanding used for the earnings per share calculation for the year ended December 31, 2009 was calculated. Also, please explain to us why the amounts have not been retroactively restated on the statement of shareholders’ equity.

Response

The 7,068,823 weighted average common shares were calculated as follows:

Weighted average number of shares of The Parkview Group, Inc. for year ended December 31, 2009, as previously reported on Form 10-K	1,473,816
Adjusted for 3:1 reverse stock split of The Parkview Group effective June 2010	/3
Adjusted historical weighted average shares outstanding	491,272
Add pro forma shares issued in share exchange for entire period	6,577,551
7,068,823

Based on the guidance contained in ASC 805-50-55, we have revisedthe calculation of the restated number of weighted average shares outstanding to reflect only the 6,577,551 shares issued by the Company in the Reverse Merger Transaction, as if they had been issued at the beginning of the period, such that the weighted average shares outstanding for the year ended December 31, 2009 is 6,577,551.

(s) Employee Welfare Benefits, page F-14

39.
We note your disclosure that the Company is required to contribute a portion of the employees’ salaries to the retirement benefit scheme to fund the benefits, which are charged to operations as incurred. Please revise to disclose the amount of the cost recognized by the company for this defined contribution plan for the years ended December 31, 2010 and 2009. See ASC 715-70-50.

Response

We have revisedour disclosure to include the amount of the cost recognized by the company for this defined contribution plan for the years ended December 31, 2010 and 2009.

Note 4. Loans Receivable, page F-19

40.
We note from your disclosure that during 2010 the Company made a loan in the amount of $907,468 to Jinyatai, and Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the Company. We also note that the Company previously wrote-off an accounts receivable balance in the amount of $895,430 for the sale price of Jinyatai. In this regard, please tell us the facts and circumstances surrounding the write-off of the accounts receivable due from the buyer of Jinyatai including when the amount was written-off. Furthermore, please tell us the facts and circumstances surrounding the recovery of such amount in fiscal 2010. Your response should address why you believe the economics of the transaction(s) support the recognition of a gain when the Company also loaned Jinyatai funds in the same year and of a similar amount. We may have further comment upon receipt of your response.

Securities and Exchange Commission
July 18, 2011

Response

Prior to 2006, the capital stock of Jinyatai was owned 51% by Anhui Taiyang Poultry Company Ltd. (“Taiyang”) and 49% by Wu Qiyou, the founder, chairman, and principal shareholder of Taiyang.

On December 1, 2005, Taiyang and Wu Qiyou each entered into an Equity Exchange Agreement with two separate unrelated third parties (collectively, the “Buyers”) pursuant to which Taiyang and Wu Qiyou agreed to sell their respective interests in Jinyatai to the Buyers.

The gross sale price of Jinyatai was RMB 12,000,000, of which Taiyang was to receive RMB 6,120,000 for its 51% position.  However, Taiyang had difficulty collecting the purchase price.  During the audit of Taiyang’s financial statements for the years ended December 31, 2008 and 2009, Taiyang and its auditors made the determination that the receivable for the sale price in the amount of RMB 6,120,000 should be reserved in full since, despite the fact that Taiyang still had communications with Jinyatai, the amount was old and not considered likely to be received.  The audit report was issued on June 10, 2010.

While Taiyang had been soliciting payment from the Buyers, it appeared unlikely during the audit that it would be received.  Shortly after the issuance of the audit report, however, the Company was contacted by the Buyers and informed that the Buyers would pay the remaining balance owed on the sale price.  Between June 20 and June 29, 2010, the Company received five deposits totaling the full amount owing of RMB 6,120,000.

In December 2010, Taiyang loaned RMB 6,000,000 to Jinyatai.  This loan bears interest at a rate of 5.842%.  At the same time, three properties of Jinyatai were pledged as collateral for a bank loan taken by Taiyang.  The interest rate on the bank loan is equivalent to the interest rate on loan from the Company to Jinyatai.

While the final payment of the purchase price made from Jinyatai to Taiyang, and the loan made from the Company to Jinyatai, are approximately the same amount, they are completely separate economic transactions. The payment from Jinyatai to the Company was made in June 2010, and the Company did not loan money to Jinyatai until December 2010, six months after the payment.

Note 9. Land Use Rights, page F-25

41.
We note that you have recorded land use rights in the amounts of $10,660,988 and $10,545,893 at December 31, 2010 and 2009, respectively. Please explain to us how the amounts recorded as land use rights were initially calculated or determined. Also, please explain to us why you believe these amounts are appropriately valued as of December 31, 2010 and 2009.

Response

Land use rights are recorded at cost, less accumulated amortization.  The amount recorded as cost of land use rights represents payments made to the PRC government in exchange for the land use rights.  The cost is amortized on a straight-line basis over the life of the rights, which is 50 years.

Securities and Exchange Commission
July 18, 2011

As long-lived assets, we regularly test our land use rights in accordance with the guidance provided in ASC 360-10. If the sum of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Our land use rights are all used for the execution of our business of duck breeding, feed processing, and duck food processing.  Our business has not changed since acquisition of such land use rights.  Additionally, there have been no changes in circumstances outside of the scope of our business that would indicate that the carrying value carrying value is not recoverable.

Note 12. Derivative Financial Instruments and Financing, page F-26

42.
We note your disclosure in Note 12 that the warrants issued in the transaction do not meet all of the established criteria classification in FASB ASC 815-40 and accordingly, are recorded as derivative liabilities at fair value. We further note your disclosure in Note 2(l) that the warrant agreements embody features that are not afforded equity classification because they may be net-cash settled by the counterparty. Please explain to us in further detail, and revise the notes to the financial statements to disclose the terms of the warrants that result in the liability classification. Also, please revise the notes to the financial statements to include the nature and terms of the registration rights agreement that was entered into during 2010.

Response

The warrant agreement defines the following transactions as “Fundamental Transactions”: (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

If the Company enters into a  Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay at the Holder’s option, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes Option Pricing Model.

This put feature that could require the Company to repurchase shares by transferring an asset precludes treatment as an equity instrument, pursuant to the guidance provided in FASB Staff Position 150-5.

Securities and Exchange Commission
July 18, 2011

We have revised Note 12 to describe this clause of the warrant agreement in further detail by adding the following disclosure:

“The warrants issued in the transaction contain a provision that in the event the Company effects a merger or consolidation, a sale of all or substantially all of its assets, or if any tender offer or exchange offer is completed pursuant to which holders of the Company’s common stock are permitted to tender or exchange their shares for other securities, cash or property, and such transaction is (i) an all cash transaction, (ii) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, or (ii) a transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, then the Company or any successor entity shall pay at the warrant holder’s option, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.”

We have also includedin Note 12 the nature and terms of the registration rights agreement that was entered into during 2010, as follows:

“The Company also entered into a Registration Rights Agreement with the purchasers, under which the Company undertook to prepare and file with the SEC and maintain the effectiveness of a “resale” registration statement pursuant to Rule 415 under the Securities Act providing for the resale of (i) all of the shares of common stock (ii) all of the shares of common stock issuable upon exercise of the warrants, (iii) all of the shares of common stock issuable upon exercise of the warrants issued to the placement agent (iv) any additional shares issuable in connection with any anti-dilution provisions associated with such preferred stock and warrants, and (v) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

Under the terms of the Registration Rights Agreement, the Company is required to have a registration statement filed with the SEC within 60 days after the closing date (being March 7, 2011 with respect to 550,000 shares and March 17, 2011 with respect to 125,000 shares), and declared effective by the SEC not later than 120 days from the closing date.  The Company is required to pay liquidated damages to each purchaser in an amount equal to one percent of the purchaser’s purchase price paid for any registrable securities then held by the purchaser for the first thirty (30) calendar days past the relevant deadline that the registration statement is not filed or not declared effective, for any period that the Company fails to keep the registration statement effective. The liquidated damages increases to 2% of the purchaser’s purchase price for any registrable securities held after the first thirty (30) calendar day period thereafter.”

Note 13. Other accounts payable, pane F-28

43.
Reference is made to Loans to farmers guaranteed by the Company in the amount of $2,769,291 and $2,348,915 during fiscal 2010 and 2009, respectively. We note that the Company takes such loans on behalf of the local farmers, and that the proceeds are used by the farmers for infrastructure and working capital purposes for raising ducks on behalf of the Company. In this regard, please tell us and revise the notes to the financial statements to disclose in greater detail the nature and terms of the loans to the farmers, including how the amounts due from the farmers are reflected within your financial statements. Tell us whether the Company recognizes an asset for the amounts loaned to the farmers and if so, how collectability is addressed. Your response and revised disclosure should include all pertinent terms of the arrangement, including repayment terms, interest, and maturity. We may have further comment upon receipt of your response.

Securities and Exchange Commission
July 18, 2011

Response

The “loans to farmers” are loans that are taken directly by the contract farmers from banking institutions, and guaranteed by the Company’s general credit.  The process is as follows:

Step 1: the farmer borrows money from the bank, with the loan being guaranteed by the Company’s general credit.  The farmer enters into a loan agreement directly with the bank for this loan. The Company is not a party to the actual loan documentation, aside from signing a guarantee agreement with the bank.

Step 2: the farmer advances the funds to the Company as a deposit to ensure repayment of the loan. The Company debits cash, and credits “Loans to farmers guaranteed by the Company.”

Step 3: the Company uses the cash to acquire feed raw materials and fund the incubation of new ducks that will be raised by the farmers on behalf of the Company.

Step 4: when the loan matures, the Company returns cash to the farmer, and the farmer repays the loan.  The Company credits cash, and debits “Loans to farmers guaranteed by the Company.”  Interest is the responsibility of, and is paid by, the farmer.

The Company has not disclosed the terms of the loans, including repayment terms, interest and maturity, because the loan agreements are between the farmer and the bank.  The liability of the Company is the deposit held by the Company in the form of cash.   In order to clarify this fact, wehave revised the caption in the table in note 13 to read, “Deposits from contract farmers securing loans.”

We have also revised the disclosure in the note to more fully describe the nature of these amounts, and to differentiate these advances from general advances from farmers, as follows:

“Deposits from contract farmers are comprised of advances from local farmers used by the Company to incubate new ducklings and acquire manufacture product that are used by the farmers to raise ducklings on behalf of the Company.  General deposits are made from the farmers’ working capital without any underlying loans.  Deposits from contract farmers securing loans are advanced to the Company from the proceeds of loans taken by the farmers.  These loans are guaranteed by the general credit of the Company.  To ensure repayment of the loans, the Company requires that the farmers advance the amount of the loan to the Company to be held as a deposit against the loan.  The deposits are then returned when the loans mature.”

Securities and Exchange Commission
July 18, 2011

Note 14. Loans Payable, pane F-29

44.
We note from your disclosure in footnote (2) that the Company recognized a discount on the face value of certain loans at inception to adjust the carrying value to the fair value and the amount of the discount, being $41,716, was recorded on the statement of operations in the year ended December 31, 2010. You also disclose that the discount is being amortized over the life of the loan using the effective interest method, with interest expense being recorded as an expense in the related period. Please tell us why you believe it was appropriate to recognize the entire amount of the discount as income during the year ended December 31, 2010 rather than as an offsetting balance sheet account to the face value of the debt amount. As part of your response and revised disclosure please tell us the amount of cash proceeds received from the loan and whether the amount presented in the table in Note 14 is the face value or the present value of the debt. See guidance in ASC 835-30-45.

Response

The balances reflected in the table in Note 14 represent the carrying amounts, net of unamortized discount.   Total cash proceeds from the loans marked with footnote (1) were $93,469.  Total cash proceeds from the loan marked with footnote (2) were $97,387.

The debt discount was recorded as a debit to debt (i.e., a debt discount) and a credit to interest income in the year ended December 31, 2010.  Pursuant to ASC 835-30-45, the offsetting credit should not be made to interest income, but rather to additional paid in capital.  We have made this correction in the revised financial statements.

We have also updated Note 14 to reflect the carrying value, discount, and face value of each discounted loan as required by ASC 835-30-45.

Note 18. Other Income, page F-34

45.
We note that during the year ended December 31, 2010, you recognized a gain on the sale of assets related to the sale of a Fertilizer Plant. We also note that the carrying amount of the construction in progress on the date of the sale was $1,977,844. Please explain to us why this amount is significantly less than the $2,258,987 construction in progress amount related to the Fertilizer Plant at December 31, 2009, as disclosed in Note 8.

Response

The Company makes an estimate at each reporting period for the amount of construction in progress that is completed but not yet billed.  As of December 31, 2009, construction in progress related to the fertilizer plant was comprised of the following:

Billed costs	$1,934,390
Estimated costs incurred but not billed	324,597
Balance at December 31, 2009	$2,258,987

Securities and Exchange Commission
July 18, 2011

Activity between December 31, 2009 and the sale date of May 18, 2010 was:

Book value at December 31, 2009	$2,258,987
Amounts billed January 1, 2010 - May 18, 2010	42,746
Reversal of accrued costs	(324,597)
Difference in exchange rates	708
Book value at sale date (May 18, 2010)	$1,977,844

When the Company estimates construction costs incurred but not billed, the entry is to debit construction in progress and credit accrued expenses.  Immediately prior to the completion of the sale of the fertilizer plant, the Company had a balance in construction in progress of $324,597 costs incurred but not billed, with an offsetting accrued liability. Because all of the assets, including the construction, were being transferred to the buyer, the Company reversed the estimated cost asset and offsetting liability prior to completing the transaction.  The table shown in the financial statements reflected the net amount of construction progress billed.  We have amended the table to reflect the total estimated construction completed, with an offsetting accrual transferred to the Buyer.  This disclosure does not affect the gain on the sale.

46.
Furthermore, please explain to us in further detail why you believe that recognition of the entire gain on sale of the fertilizer plant of $877,874 was appropriate in fiscal 2010 in light of the fact that (1) the land use rights transferred to the buyer are not yet owned outright by the Company and (2) the “sold assets” continue to be used as pledged collateral for a bank loan which the maturity date was extended through January 2012 which appears to indicate that certain risks of ownership still exist at the date of sale and though December 31, 2010.  Furthermore, please explain to us the underlying business reason as to why the counterparty is willing to allow the Company to continue to use the “sold assets” as collateral through January 2012 and whether any consideration was exchanged for such continued use. As part of your response, please also provide us with the relevant accounting guidance which supports the basis for your conclusions.

Response

The Company regularly performs impairment tests on its long lived assets in accordance with ASC 360-10-35.  Prior to the sale date, the Company regularly performed such impairment tests and concluded that the fair value of this asset group, based on expected future cash flows from the asset group, exceeded its carrying value.  When the Company completed the sale on May 18, 2010, the sale price was $3,886,431, which represented a measurable fair value of the asset group.  This fair value also exceeded the carrying value, by the amount of $877,874. Pursuant to the guidance in ASC 360-10-40-5, a gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale.  Accordingly, the Company recognized the full amount of gain on May 18, 2010.

In calculating the amount of the gain, the Company took into consideration the fact that (1) the land use rights transferred to the buyer are not yet owned outright by the Company and (2) the “sold assets” continue to be used as pledged collateral for a bank loan which the maturity date was extended through January 2012 which appears to indicate that certain risks of ownership still exist at the date of sale and though December 31, 2010.

Securities and Exchange Commission
July 18, 2011

With respect to item (1), the transfer of the land use rights is strictly an administrative process.  The Company has already prepaid for the land use rights in full, and the rights to this prepayment were transferred from the Company to the Buyer pursuant to the sale agreement.  The application for the transfer of land use rights has been made to the appropriate PRC government office by the current holder of the land use rights, and the Company believes that the risk that the transfer will not be approved is minimal.  Because title, possession, and all other rights to the property were transferred to the Buyer at closing, the Company recognized the gain on the sale date in accordance with ASC 360-10-40-5.

With respect to item (2), there was no additional consideration for the counterparty continuing to allow the Company to use the Sold Assets as collateral.  Since this item was not explicitly stated in the sale agreement, it can be implied that the purchase price reflects some amount of consideration reflecting the use of the assets, which is also the business reason for the Buyer allowing the Company to continue to use the assets.  The Company estimated that fair value of such consideration as approximately between $3,000-$11,000, being the value of the portion of the bank loan secured by these assets of approximately $900,000, times an equivalent estimated guarantee fee of 0.5%-2% per annum of the amount borrowed, prorated from the sale date of May 18, 2010 to December 31, 2010.  The Bank of China’s Small and Medium Enterprise guarantee rates offered in the first quarter of 2011 were 0.5% per annum of the amount borrowed.  We calculated the estimated fee based on a range with a maximum of four times the available rate, to account for general uncertainties such as the ability to secure an equivalent rate, or fluctuations in the rate during 2010.  We used an estimated guarantee fee since it presented, in management’s opinion, the most readily measurable equivalent of using another entity’s assets or credit to secure a loan.  We concluded that the fair value of the consideration represented by the use of the assets was immaterial, and accordingly we did not reduce the purchase price by this amount.

The final payment in the amount of $889,174 was due on May 31, 2011 and was not received as of the date of this letter.

Note 19. Financial Instruments, page F-35

47.
We note from your disclosure in Note 12 that you have a derivative liability which is recognized at fair value on a recurring basis. Please revise Note 19 to include the disclosures required by ASC 820-10-50 for this liability and any other assets or liabilities that are measured at fair value on a recurring or non-recurring basis.

Securities and Exchange Commission
July 18, 2011

Response

We have added the following disclosure to Note 19 in accordance with ASC 820-10-50:

“The Company also has a derivative liability related warrants issued in November 2010 (see note 12).  This derivative liability is valued using Level 2 of the fair value hierarchy.  The warrants are valued using the Black/Scholes pricing model because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions used to value the warrants as of their inception included the following:

	Nov. 10, 2010	Nov. 16, 2010	Dec. 31, 2010
Exercise Price	$4.00	$4.00	$4.00
Term (years)	3.00	3.00	2.86
Volatility	120.08%	120.80%	120.61%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	0.63%	0.79%	1.02%

Since the Company’s common stock has limited trading history, the Company estimated volatility using historical volatility of comparable companies in our industry.  For the risk-free rates of return, we use the published yields on zero-coupon Treasury Securities with maturities consistent with the remaining term of the warrants.

The change in fair value of the warrants is recognized in the statement of operations each period.  During the year ended December 31, 2010, the change in fair value was as follows:

	Nov. 10, 2010	Nov. 16, 2010	Total

Value at inception	$1,026,114	$166,279	$1,192,393
Value at December 31, 2010	1,317,142	163,119	1,480,261

Gain (loss) on derivative financial instruments	$(291,028)	$3,160	$(287,868)

The Company did not have any assets that were measured at fair value on a recurring basis.  A summary of liabilities that were measured at fair value on a recurring basis is as follows:

	Level 1	Level 2	Level 3
December 31, 2010:
Discounted loans payable	$—	$126,428	$—
Derivative financial instruments	—	1,480,261	—

December 31, 2009:
Discounted loans payable	$—	$56,117	$—
Derivative financial instruments	—	—	—

Gains and losses from financial instruments are included in the statement of operations as follows:

	2010	2009

Interest expense, net	$(28,275)	$9,291
Loss on derivative financial instruments	(287,868)	—

	$(316,143)	$9,291

Securities and Exchange Commission
July 18, 2011

Note 20. Tax Matters, page F-38

48.
We note your disclosure that the Parent is subject to United States income tax at a rate of 35%. Please explain to us how you have considered this income tax expense in your detailed calculations disclosed in Note 20.

Response

Management fees paid from NingguoTaiyang Incubation Plant Co., Ltd, the wholly foreign owned enterprise (“WFOE”) to Dynamic Ally Limited, a British Virgin Islands company and wholly owned subsidiary of Parent, pursuant to the agreements between these parties flow through to the Parent from the acquisition date of November 10, 2010 through December 31, 2010, since Dynamic Ally did not have any resident employees carrying out the management services.  Income earned by Parent from November 10, 2010 through December 31, 2010 from such management fees, net of expenses incurred by Parent and Dynamic Ally Limited, is subject to tax at a rate of 35%.

Note 22.  Commitments and Contingencies, page F-39

(a) Commitments, page F-39

49.
We note your disclosure that the Company leases certain of its facilities pursuant to non-cancellable lease agreements expiring at various times through 2037, and the amount of rent of these facilities is not fixed, but is based on the government stipulated market price of grains multiplied by the grain yield per area. Please revise to disclose rental expense for each period in which an income statement is presented. Please note that this disclosure should be made even for amounts that are not fixed but are contingent based on certain measures. See guidance in ASC 840-20-50.

Response

We have added the following sentence to the disclosure in accordance with ASC 840-20-50:

“Rent expense for the years ended December 31, 2010 and 2009 was $51,398 and $30,986, respectively.”

(b) Contingencies, page F-40

50.
We note your disclosure that certain loans receivable constitute inter-enterprise lending that violate the PRC General Lending Rules and a fine in the amount of one to three times the income generated by the Company from such inter-enterprise loans may be imposed by the People’s Bank of China at their discretion, if the Company were found to be in violation of the PRC General Lending Rules. We also note your disclosure that in the opinion of management and its legal counsel, the probability of the fine being imposed is low and accordingly no provision has been made in the consolidated financial statements. Please tell us if there is a reasonable possibility that a loss may have been incurred, and if so, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.

Securities and Exchange Commission
July 18, 2011

Response

We have added the following to the disclosure to reflect a range of possible losses in accordance with ASC 450-20-50:

“The Company estimates the range of potential fines to be between approximately $340,000 and $1,015,000 based on the guidelines established by PRC General Lending Rules, but such fines are levied discretion of the People’s Bank of China.”

Note 24. Subsequent Events, page F-43

51.
We note your disclosure that on March 7 and March 17, 2011 you completed the sale of shares of common stock, in which you also issued to the investors warrants to purchase shares of common stock at an exercise price of $4 per share and a contractual term of three years. Please tell us and revise Note 24 to disclose how you are accounting for these warrants (i.e. as a liability or an equity component).

Response

The warrants contain the same cash redemption feature as the warrants that were issued in November 2010, and as such will be recorded as derivative liabilities at fair value. Changes in the fair value of the warrants are charged or credited to income each period.   These warrants were recorded in our financial statements for the three months ended March 31, 2011, as reported on Form 10-Q filed with SEC on May 16, 2011.  We have added the following to the disclosure:

“The warrants have similar cash redemption features to the warrants issued in our November 2010 financing, and as such the warrants issued in March 2011 will be recorded as derivative liabilities at fair value. Changes in the fair value of the warrants will be charged or credited to income each period.”

Item 15.  Recent Sales of Unregistered Securities, page II-1

52.	Please revise this section to provide the consideration and amount of securities sold or issued for each date listed in this section. Refer to Item 701 of Regulation S-K.

Response

We believe that our current disclosure meets the requirements of Item 701 of Regulation S-K, in particular, we have disclosed the consideration and amount of securities sold or issued for each date listed in this section.

Securities and Exchange Commission
July 18, 2011

Item 17. Undertakings, page II-4

53.	Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (1), (2) and (3).

Response

We have revised the undertakings section so that each undertaking that is provided in sections (1), (2) and (3) is as set forth in Item 512 of Regulation S-K.

Signatures, page II-6

54.	Please revise the language in the first paragraph on page II-6 and in the second paragraph on page II-7 of this section to conform to the language provided in Form S-1.

Response

We have revised the language on the signature page to conform to the language provided in Form S-1.

Exhibits

55.	For exhibits 10.04 through 10.08, please further identify the agreements by indicating in the exhibit description which entities are parties to the agreements.

Response

We have revised our disclosure to include the parties to the various agreements filed as exhibits 10.04 through 10.08.

Exhibit 5.01

56.
Please separately discuss the outstanding common stock and the common stock underlying the warrants, including the number of each that is being registered. As for the outstanding common stock, please also revise to indicate that it is legally and validly issued, fully paid and non-assessable, rather than it “will be, when issued.”

Response

We have had our counsel revise their opinion to separately discuss the outstanding common stock and the common stock underlying the warrants, including the number of each that is being registered. In addition, the opinion of our counsel has been revised as to the outstanding common stock, to indicate that it is legally and validly issued, fully paid and non-assessable.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ DAVID DODGE
David Dodge
Chief Financial Officer

ATTACHMENT A

June 7, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Anhui Taiyang Poultry Co., Inc.
Form S-1 Registration Statement (File No. 333-173700)

Ladies and Gentlemen:

We have acted as special counsel of People’s Republic of China (“PRC”, which solely for the purpose of this opinion, excludes the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) to Anhui Taiyang Poultry Co., Inc, a Delaware corporation (the “Company”), in connection with its filing with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-l (File No. 333-173700) (the “Registration Statement”) for the purpose of registering with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) for the sale by the Company of 6,627,696 shares of its common stock, par value $0.001 per share (the “Common Stock”).

As described in the Registration Statement, the PRC subsidiary of the Company, namely Ningguo Taiyang Incubation Plant Co., Ltd. (the “PRC Subsidiary”) on the one hand, entered into a set of contractual arrangements, attached as Exhibits 10.04 through 10.08 of the Registration Statement (collectively the “control Agreements”) with Anhui Taiyang Poultry Co., Ltd. (the “VIE Entity”), a limited liability company incorporated under the laws of PRC, and its three record owners who own, in the aggregate, 100% of the VIE Entity (collectively the “VIE Entity Owners”), on the other hand, on May 26, 2010. The Company through the PRC Subsidiary will manage and operate the VIE Entity and collect all economic benefits from operation of the VIE Entity.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the Certificate of Approval of the PRC Subsidiary; (iii) the Business Licenses of the PRC Subsidiary and the VIE Entity; (iv) the Articles of Incorporation of the PRC Subsidiary and the VIE Entity; (v) the Bylaws of the PRC Subsidiary and the VIE Entity; (vi) Control Agreements, as filed with the Registration Statement; and (vii) certain resolutions of the VIE Entity Owners relating to the execution of Control Agreements and such other matters as relevant. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the PRC Subsidiary and the VIE Entity, and such agreements, certificates of officers or other representatives of the PRC Subsidiary, the VIE Entity and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the PRC Subsidiary and the VIE Entity in the documents identified or otherwise, and of public officials.

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In our examination we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies. We have relied upon the accuracy and completeness of the information, factual matters, representations, and warranties contained in such documents.

The opinions set forth below are also subject to the further qualification that the enforcement of any agreements or instruments referenced herein and to which the PRC Subsidiary or the VIE Entity is a party may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Based upon and subject to the foregoing, we are of the opinion that: (i) Each of the PRC Subsidiary, the VIE Entity and the VIE Entity Owners is duly incorporated, duly organized, validly existing and in good standing under the laws of PRC and has sufficient legal capacity, or a nature person with full civil capacity, to enter into and perform the transactions contemplated by Control Agreements; (ii) all of the registered capital of the VIE Entity has been fully paid in accordance with PRC laws and the article of association of VIE Entity; (iii) each of the PRC Subsidiary, the VIE Entity and the VIE Entity Owners obtains all authorization, approval and consent regarding the execution, delivery and performance of VIE Agreement; (iv) the execution, delivery and performance of the VIE Agreement will not violate any provision of (a) applicable PRC law, or (b) the relevant articles of association, business license and other constitutional documents of the PRC Subsidiary and the VIE Entity; (v) the VIE Entity has full power and authority to pay PRC Subsidiary consulting service fees in RMB equal to the net income of the VIE Entity in accordance with Control Agreements and the PRC Subsidiary has full power and authority to effect dividend payments and remittances thereof outside the PRC in United States dollars; (vi) Control Agreements are valid, binding and enforceable in accordance with their terms under PRC law; (vii) the description of Control Agreements set forth in the Registration Statement are true and accurate in all material respects and nothing has been omitted from such description which would make the same misleading in any material respects; (viii) Control Agreements are the true, complete and correct contractual arrangements and agreements between the PRC Subsidiary and the VIE Entity and constitute valid and legally binding agreements on the parties thereto; and (ix) each of the VIE Entity Owner is not subject to SAFE’s registration and approval under “The circular of the State Administration of foreign exchange concerning relevant issues on the foreign exchange administration of raising funds through Overseas Special Purpose Vehicles and investing back in China by domestic residents” (“Notice 75”) since none of the VIE Entity Owners directly or indirectly owns any share of the Company.

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We disclaim any undertaking to advise you of any changes in the facts stated or assumed herein or any changes in applicable law that may come to our attention subsequent to the date the Registration Statement is declared effective.

While certain members of this firm are admitted to practice in certain jurisdictions other than the PRC, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than the PRC. Accordingly, the opinions we express herein are limited to matters involving the laws of the PRC. We express no opinion regarding the effect of the laws of any other jurisdiction.

Sincerely yours,
AllBright Law Offices

Steve Zhu
Attorney at Law/Senior Partner
Direct line: (021)-610591l6

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